4FRONT HOLDINGS LLC

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2019 AND 2018 (IN US DOLLARS)

4FRONT HOLDINGS LLC
TABLE OF CONTENTS

Page(s)

FINANCIAL STATEMENTS:

Condensed Consolidated Interim Statements of Financial Position	1

Condensed Consolidated Interim Statements of Operations	2

Condensed Consolidated Interim Statements of Changes in Members’ Equity	3

Condensed Consolidated Interim Statements of Cash Flows	4-5

Notes to Condensed Consolidated Interim Financial statements	6-27

4FRONT HOLDINGS LLC
Condensed Consolidated Interim Statements of Financial Position
For the Periods Ended March 31, 2019 and December 31, 2018
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

		March 31,	December 31,
	Note	2019	2018
ASSETS		(Unaudited)	(Audited)
Current Assets:
Cash		$3,831,375	$1,262,733
Other Receivables		3,827,371	3,920,000
Inventory	Note 3	5,081,136	4,028,506
Biological Assets	Note 4	756,107	755,309
Prepaid Expenses		204,296	266,094
Notes Receivable and Accrued Interest from Related Parties	Note 5	730,000	490,000
Total Current Assets		14,430,285	10,722,642

Property and Equipment, Net	Note 7	14,145,205	13,580,803
Notes Receivable and Accrued Interest from Related Parties	Note 5	14,190,453	12,121,951
Intangible Assets, Net and Goodwill	Note 6	33,989,065	27,959,021
Right-To-Use-Assets, Net	Note 2	4,458,398	-
Deposits	Note 6	581,705	631,610
TOTAL ASSETS		$81,795,111	$65,016,027

LIABILITIES AND OWNERS' EQUITY

LIABILITIES
Current Liabilities:
Accounts Payable		$1,304,348	$1,283,279
Accrued Expenses and Other Current Liabilities		961,628	667,409
Taxes Payable		991,587	647,846
Deferred Rent		2,496	229,547
Lease Liability	Note 9	514,529	41,940
Notes Payable and Accrued Interest		9,352,142	9,198,014
Notes Payable and Accrued Interest to Related Parties	Note 10	13,073,943	-
Total Current Liabilities		26,200,673	12,068,035

Deferred Tax Liability		389,733	232,321
Lease Liability	Note 9	4,103,717	45,598

TOTAL LIABILITIES		30,694,123	12,345,954

MEMBERS' EQUITY (DEFICIT)
Controlling Interest Members' Equity		52,935,899	53,317,388
Non-Controlling Interest Members' Deficit	Note 12 & 13	(1,834,911)	(647,315)
TOTAL MEMBERS' EQUITY		51,100,988	52,670,073
TOTAL LIABILITIES AND MEMBERS' EQUITY		$81,795,111	$65,016,027

Nature of Operations and Going Concern (Note 1)
Commitments and Contingencies (Note 16)
Subsequent Events (Note 19)

Approved and authorized by the Board of Managers on July 9, 2019

"Josh Rosen"	"Karl Chowscano"
Board of Managers	Board of Managers

The accompanying notes are an integral part of these condensed consolidated financial statements

4FRONT HOLDINGS LLC
Condensed Consolidated Interim Statements of Operations
For the Three Months Ended March 31, 2019 and 2018
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

	Note	2019	2018
REVENUE
Consulting Revenue		$59,602	$116,453
Wholesale Sales		13,354	-
Dispensary Sales		3,483,923	59,368
Total Gross Revenue		3,556,879	175,821
Cost of Goods Sold - Sale of Grown and Manufactured Products		(1,227,157)	(211,257)
Cost of Goods Sold - Sales of Purchased Products		(1,144,711)	(42,654)
Fair Value on Growth of Biological Assets		535,169	-
Gross (Loss) Profit		1,720,180	(78,090)

OPERATING EXPENSES

Selling, General and Administrative Expenses	Note 11	6,225,824	1,654,356

Loss from Operations		(4,505,644)	(1,732,446)

Other Income (Expense)
Interest Income		397,516	82,164
Interest Expense		(322,622)	(281,723)
Total Other Income (Expense)		74,894	(199,559)
Loss Before Income Taxes		(4,430,750)	(1,932,005)

Income Tax Expense		(501,153)	-

Net Loss		(4,931,903)	(1,932,005)

Net Loss Attributable to Non-Controlling Interest		(86,438)	(232,993)

Net Loss Attributable to 4Front Holdings LLC		$(4,845,465)	$(1,699,012)

The accompanying notes are an integral part of these condensed consolidated financial statements

4FRONT HOLDINGS LLC
Condensed Consolidated Interim Statements of Changes in Members' Equity (Deficit)
For the Three Months Ended March 31, 2019 and 2018
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

						Non-Controlling
						Interest
		Preferred	Common	Contributed	Accumulated	Members'	Total
	Note	Units	Units	Capital	Deficit	Equity	Equity

Balance, January 1, 2018		500,000	144,806	$11,102,364	$(11,450,567)	$(208,753)	$(556,956)
Members' contributions		-	-	-	-	22,500	22,500
Equity based compensation		-	615	121,930	-	-	121,930
Sale of Class D units		-	7,756	2,365,505	-	-	2,365,505
Net loss		-	-	-	(1,699,012)	(232,993)	(1,932,005)

Balance, March 31, 2018		500,000	153,177	$13,589,799	$(13,149,579)	$(419,246)	$20,974

Balance, January 1, 2019		500,000	301,005	$72,236,143	$(18,918,755)	$(647,315)	$52,670,073
Issuance of Class F units for acquisition of PHX Interactive, LLC	Note 8		5,496	2,675,000	-	-	2,675,000
Issuance of Class F units to acquire additional interest in consolidated entities	Note 12	-	4,772	2,322,647	-	-	2,322,647
Purchase of non-controlling interests	Note 12 & 13	-	-	(1,221,489)	-	(1,101,158)	(2,322,647)
Implementation of IFRS 16	Note 2	-	-	-	228,638	-	228,638
Equity based compensation	Note 14	-	1,067	459,180	-	-	459,180
Net loss		-	-	-	(4,845,465)	(86,438)	(4,931,903)

Balance, March 31, 2019		500,000	312,340	$76,471,481	$(23,535,582)	$(1,834,911)	$51,100,988

The accompanying notes are an integral part of these condensed consolidated financial statements

4FRONT HOLDINGS LLC
Condensed Consolidated Interim Statements of Cash Flows
For the Three Months Ended March 31, 2019 and 2018
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss attributable to controlling interest	$(4,845,465)	$(1,699,012)
Net loss attributable to non-controlling interest	(86,438)	(232,993)
Adjustments to reconcile change in net loss to net cash used by operating activities
Depreciation and amortization	565,199	41,878
Depreciation of right-of-use assets	176,260	-
Equity based compensation	459,180	121,930
Accrued interest income on notes receivable from related	(451,350)	(81,933)
Accrued interest on notes payable to related parties	203,395	49,315
Accrued interest on convertible debt	-	124,767
Deferred rent expense	1,587	8,604
Deferred tax liability	157,412	-
Amortization of Lease Liability per IFRS 16	(103,950)	-
Accounts receivable	-	18,576
Other receivables	92,629	48,588
Deposits - other	51,905	8,200
Inventory	(961,876)	(394)
Biological assets	(798)	-
Prepaid expenses	61,798	(71,434)
Accounts payable	(116,358)	(162,148)
Accrued expenses and other liabilities	279,454	(63,986)
Taxes payable	343,741	-
Unearned revenue	-	118,518

NET CASH USED IN OPERATING ACTIVITIES	(4,173,675)	(1,771,523)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of PHX Interactive LLC, Net of Cash Acquired	(3,258,291)	-
Issuance of notes receivable to related parties	(1,857,152)	(2,213,798)
Purchases of property and equipment	(861,856)	(415,226)

NET CASH USED IN INVESTING ACTIVITIES	(5,977,299)	(2,629,025)

CASH FLOWS FROM FINANCING ACTIVITIES

Sale of Class D units	-	2,365,505
Non-controlling interest members' contributions	-	22,500
Proceeds from related party loan	13,000,000	-
Issuance of convertible debt	-	107,409
Repayment of Notes Payable to related party	-	(5,000)
Repayment of Notes Payable	(280,384)	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	12,719,616	2,490,414

The accompanying notes are an integral part of these condensed consolidated financial statements

4FRONT HOLDINGS LLC
Condensed Consolidated Interim Statements of Cash Flows (Continued)
For the Three Months Ended March 31, 2019 and 2018
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2019	2018

NET INCREASE (DECREASE) IN CASH	2,568,642	(1,910,134)

CASH, BEGINNING OF YEAR	1,262,733	3,608,506

CASH, END OF YEAR	$3,831,375	$1,698,372

Cash paid for interest	$189,707	$-

OTHER NONCASH INVESTING AND FINANCING ACTIVITIES

Recording Right-To-Use-Assets Obtained in Exchange of Lease Liabilities	$4,634,658	$-

Issuance of Class F units for purchase of PHX Interactive LLC	$2,675,000	$-
Issuance of Class F units for purchase of non-controlling interests	$(352,354)	$-

Acquisition of PHX Interactive LLC

Inventory	$90,754	$-
Property & equipment	72,745	-
Deposit	2,000	-
Goodwill	6,225,044	-
Accounts payable	(137,427)	-
Accrued liabilities	(14,765)	-
Issuance of equity	(2,675,000)	-
Issuance of notes and other payables	(305,060)	-
	$3,258,291	$-

The accompanying notes are an integral part of these condensed consolidated financial statements

4FRONT HOLDINGS LLC
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the Three Months Ended March 31, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.	GENERAL INFORMATION

Nature of Operations and Going Concern

4Front Holdings LLC (“Holdings”) is a Delaware limited liability company and was founded on September 15, 2016, with the contribution of the assets and liabilities of 4Front Ventures, Inc. (“Ventures”) (collectively the “Company”). The Company owns and operates, manages, advises and licenses its intellectual property (i.e. standard operating procedures and know how) to licensed cannabis facilities in state-legal markets in the United States. On November 13, 2018 the Company acquired Healthy Pharms, Inc (“HPI”) an operator of a licensed cannabis production facility and a dispensary in Georgetown, Massachusetts and a licensed dispensary in Cambridge, Massachusetts. On February 22, 2019, the Company acquired PHX Interactive, LLC, a management company and lender which manages and lends to a licensed cannabis dispensary in Phoenix, Arizona. On April 15, 2019, the Company acquired Om of Medicine, LLC an operator of a licensed cannabis dispensary in Ann Arbor, Michigan. As of March 31, 2019, the Company owns four dispensaries in Illinois, Massachusetts, and Pennsylvania, and two production facilities in Illinois and Massachusetts. The Company manages one dispensary in Maryland and one dispensary in Arizona. Additionally, the Company expects to open one company owned dispensary in Maryland in mid- 2019, and to manage two additional dispensaries in Maryland and a vertically -integrated dispensary and production facility in Massachusetts by the end of 2019.

On March 1, 2019, the Company signed a definitive agreement with Cannex Capital Holdings, Inc. (Cannex) for a business combination, whereby the former securityholders of Cannex and 4Front will become securityholders in the combined company (the Resulting Issuer). Cannex leases real estate and provides packaging, IP and consulting services to cannabis cultivation facilities in the state of Washington. Cannex and 4Front are arm’s length parties. In connection with the transaction, an application has been made to list the Resulting Issuer’s subordinate voting shares for trading on the Canadian Security Exchange (CSE). The transaction was approved by shareholders of Cannex and the CSE has conditionally approved the resulting issuer for listing. The 4Front members are expected to approve the transaction and the transaction is expected to close in late July 2019. The issuance of Multiple Voting Shares of the Resulting Issuer will give 4Front key shareholders voting control of the Resulting Issuer. Cannex and 4Front have agreed to a termination fee applicable under certain circumstances of $10 million.

The Company operates a consulting business that assists customers with acquiring cannabis licenses and operating cannabis facilities. The Company has tightened the focus of its professional services resources to more squarely support the advancement of its own license interests and its legacy clients in key markets, while providing more limited services to select new clients. Revenue from the consulting business will continue due to ongoing fees from existing contracts.

These unaudited condensed consolidated interim financial statements (the “financial statements”) have been prepared using accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. Due to losses during the Company’s current growth phase, the Company has been required to secure sufficient financing to fund its working capital requirements.

4FRONT HOLDINGS LLC
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the Three Months Ended March 31, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.	GENERAL INFORMATION (Continued)

When the Company made its decision to merge with Cannex in November 2018, the Company elected to postpone its internal fundraising initiatives, which included a substantially negotiated secured promissory note exceeding $15 million in proceeds. In place of this note, an $8 million line of credit was obtained from Cannex (the note was subsequently increased to $13 million see Note 21). The Cannex loan is short-term, which results in a working capital deficit.

For the three months ended March 31, 2019, the Company had a $4.9 million loss, negative cash flow from operations, and a working capital deficit at March 31, 2019. The possibility of the cancelation of the Cannex merger creates a material uncertainty and casts significant doubt as to the ability of the Company to meet its obligations as they come due unless it is able to raise sufficient funds to enable it to reach profitability, and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the going concern assumption was inappropriate, and these adjustments could be material.

Management believes that if the Cannex merger is cancelled, it will have time to execute existing fundraising initiatives and to repay any debt that comes due in the next year. Management has demonstrated its ability to raise capital and to secure loans in the past. Nevertheless, there is no assurance that these initiatives will be successful or sufficient.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies for the Company, its subsidiaries, and its affiliates are as follows:

(a)	Basis of Preparation

The financial statements of the Company have been prepared in accordance with International Accounting Standards 34, “Interim Financial Reporting” (“IAS 34”), using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

The financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB and IFRIC. The accounting policies and critical estimates used in preparing these interim financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2018.

These financial statements were approved and authorized for issue by the Board of Managers of the Company on July 9, 2019.

4FRONT HOLDINGS LLC
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the Three Months Ended March 31, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Basis of Measurement

These financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments and biological assets that are measured at fair value as described herein.

(c)	Functional Currency

The Company and its affiliates’ functional currency is the United States (“U.S.”) dollar. These financial statements are presented in U.S. dollars.

(d)	Basis of Consolidation

These financial statements incorporate the financial statements of the Company and its affiliates . Affiliates are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and is exposed to the variable returns from its activities. The financial statements of affiliates are included in the financial statements from the date that control commences until the date that control ceases.

The accompanying financial statements include all of the Company’s affiliates in which the Company has control, most often because the Company holds a majority voting interest.

Illinois Grown Medicine LLC (IGM) and Harborside Illinois Grown Medicine Inc. (Harborside IGM) are consolidated affiliates because an executive of the Company owns 60% of the entities. The executive has assigned to the Company control over the financial and operating policies of the entities and has assigned to the Company a beneficial interest in 60% of the income or loss of the entities.

The Company reevaluates whether there is a controlling financial interest in these entities when the voting rights change.

4FRONT HOLDINGS LLC
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the Three Months Ended March 31, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The accompanying financial statements consolidate the following subsidiaries and affiliates of 4Front Holdings LLC:

			March 31,	December
			2019	31, 2018
		State of	Ownership	Ownership
Business Name	Entity Type	Operations	%	%
4Front Ventures, Inc.	Holding Company	Arizona	100%	100%
4Front Advisors, LLC	Professional Services	Various	100%	100%
Mission Partners USA, LLC	Investment Company	Arizona	100%	100%
Linchpin Investors, LLC	Finance Company	Arizona	100%	100%
Healthy Pharms, Inc.	Production and Dispensaries	Massachusetts	100%	100%
PHX Interactive LLC	Dispensary	Arizona	100%	-
4Front Management Associates, LLC	Management Company	Massachusetts	76%	76%
MMA Capital, LLC	Finance Company	Massachusetts	76%	76%
Illinois Grown Medicine, LLC	Production Facility	Illinois	60%	60%
Harborside Illinois Grown Medicine Inc.	Dispensary	Illinois	60%	60%
Mission Maryland, LLC	Dispensary	Maryland	90%	85%
Mission Pennsylvania II LLC	Dispensary	Pennsylvania	100%	50%
4Front CIHI Investco, LLC	Investment Company	Maryland	100%	95%
4Front PM Investco, LLC	Investment Company	Maryland	100%	95%
4Front MARI Investco, LLC	Investment Company	Maryland	100%	100%
Silver Spring Consulting Group, LLC	Management Company	Maryland	80%	76%
Adroit Consulting Group, LLC	Management Company	Maryland	100%	56%
Old State Line Consulting Group, LLC	Management Company	Maryland	100%	60%

Non-controlling interests are separated from the members of the Company’s interest in the financial statements.

(e)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of these financial statements in conformity with IFRS requires management to make judgements, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to these financial statements have been set out in Note 2 of the audited financial statements for the years ended December 31, 2018 and 2017.

4FRONT HOLDINGS LLC
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the Three Months Ended March 31, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Recent Accounting Pronouncements

The Company has adopted IFRS 16 - Leases (‘‘IFRS 16’’) with the date of initial application of January 1, 2019 using the modified retrospective approach. Comparative information has not been restated and continues to be reported under IAS 17 — Leases (‘‘IAS 17’’) (accounting standard in effect for those periods).

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). The standard introduces a single, on-balance sheet recognition and measurement model for lessees, eliminating the distinction between operating and finance leases. Lessees recognize a right-of-use asset representing its control of and right to use the underlying asset and a lease liability representing its obligation to make future lease payments.

Right-of-use assets

At commencement date, the Company has measured the right-of-use asset at cost which comprises of:

•	the amount of the initial measurement of the lease liability;
•	any lease payments made at or before the commencement date, less any lease incentives received;
•	any initial direct costs incurred by the lessee; and
•

an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are to produce inventories. The lessee incurs the obligation for those costs either at the commencement date or as a consequence of having used the underlying asset during a particular period.

There are no dismantling, removal and restoration costs included in the cost of the right-of-use asset as management has not incurred an obligation for those costs.

Lease liabilities

At the commencement date, the Company measured the lease liability at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee uses the lessee’s incremental borrowing rate.

4FRONT HOLDINGS LLC
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the Three Months Ended March 31, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Recent Accounting Pronouncements (Continued)

The lease payments included in the measurement of the lease liability comprise the following payments for the right to use the underlying asset during the lease term that are not paid at the commencement date:

•	fixed payments (including in- substance fixed payments), less any lease incentives receivable;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable by the lessee under residual value guarantees;
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

Subsequent Measurements

After the commencement date, the Company recognized depreciation and impairment of the right-of-use asset in profit or loss. The Company also recognized in profit or loss the interest on the lease liability. There were no variable lease payments which were not included in the measurement of the lease liability.

Exemptions and practical expedients

IFRS 16 permits the use of exemptions and practical expedients. The Company applied the following recognition exemptions and practical expedients:

•	grandfather lease definition for existing contracts at the date of initial application;
•	exclude low-value and short-term leases from IFRS 16 lease accounting;
•	use portfolio application for leases with similar characteristics, such as vehicle and equipment leases;
•	apply a single discount rate to a portfolio of leases with reasonably similar characteristics at the date of initial application;
•	exclude initial direct costs from the measurement of the right-of-use assets at the date of initial application;
•	use hindsight in determining lease term at the date of initial application

The financial impact of applying the standard resulted in a $4,634,658 increase of in right-of-use assets, an increase of $4,634,658 in lease liability, a $228,638 adjustment to retained earnings, a $228,638 and a decrease to deferred rent. The weighted average incremental borrowing rate applied to the lease liabilities was 10.25% .

4FRONT HOLDINGS LLC
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the Three Months Ended March 31, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Recent Accounting Pronouncements (Continued)

The following table provides a reconciliation of the commitments as at December 31, 2018 to the Company’s lease liabilities as at January 1, 2019:

Operating lease commitments as of December 31, 2018	$6,938,720
Discounting	(2,304,062)
Lease liability as of January 1, 2019	$4,634,658

3.	INVENTORY

The Company’s inventory includes the following at March 31, 2019 and December 31, 2018:

	2019	2018

Raw Materials - Harvested Cannabis	$209,231	$247,588

Work in Process – Flower and Extract	2,066,007	3,437,445

Finished Goods – Packaged Products	2,805,898	343,473

Total Inventory	$5,081,136	$4,028,506

Raw material is harvested cannabis where the flower has not been removed. Work in Process is processed bulk flower and processed cannabis oil. Finished goods are ready for sale and include purchased and manufactured packaged flower, pre-rolls, vape cartridges, edibles, and paraphernalia.

Cannabis inventory that is grown and manufactured by the Company is valued at the lower of cost or net realizable value, which is the value at harvest, plus cost to complete, less cost to sell. Cost is determined by using the average cost method. The Company reviews inventory for obsolete, redundant and slow moving goods and any such inventory identified is written down to net realizable value.

Inventory that is purchased from third parties is valued at the lower of net realizable value or cost plus certain costs to purchase the inventory.

4FRONT HOLDINGS LLC
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the Three Months Ended March 31, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

4.	BIOLOGICAL ASSETS

Biological assets consist of live cannabis plants. For the three months ended March 31, 2019 and the year ended December 31, 2018, the changes in the carrying value of biological assets are shown below.

Biological Assets

	March 31, 2019	December 31,2018
Beginning balance	$755,309	$410,768
Costs to grow harvested and live plants	1,452,785	2,000,144
Net change in fair value less costs to sell due to biological transformation	535,169	418,355
Transferred to inventory upon harvest	(1,987,156)	(2,073,958)

Ending balance	$756,107	$755,309

The Company values its biological assets at the end of each reporting period at fair value less costs to sell and complete. Average harvest yields for the first six months of 2019 were used to value plants at March 31, 2019. The cost to bring each live plant to harvest was estimated based on actual costs to grow plants in the first quarter of 2019. The average sales price of pre-rolls (which was the lowest price for flower products) of cannabis flower at the HPI dispensaries was used as the estimated sales price of harvested flower for HPI. For IGM, the lowest actual wholesale price of cannabis sold in 2019 through April was used. Selling cost was estimated based on actual selling costs at the HPI dispensaries and estimated wholesale selling costs for IGM. Using the age of the plant and the harvest date of each plant, a valuation model was used to determine the value of each live plant at March 31, 2019.

The significant assumptions used in determining the fair value of cannabis plants at March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019		December 31, 2018
	HPI	IGM	HPI	IGM
Average selling price of flower per gram	$9.45	$5.00	$10.25	$5.00
Post harvesting processing costs per gram	$0.66	$0.25	$0.79	$0.25
Selling costs per gram	$1.83	$0.25	$3.36	$0.25
Yield per plant in grams	84	157	77	167
Number of growing days before harvest	108	75	108	75

4FRONT HOLDINGS LLC
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the Three Months Ended March 31, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

4.	BIOLOGICAL ASSETS (Continued)

At March 31, 2019 management has quantified the sensitivity of the inputs and has determined the following:

•	A decrease in the selling price per gram by 5% would result in the biological assets value decreasing by $39,302.
•	A decrease in the harvest yield per plant of 5% would result in the biological assets value decreasing by $33,297.
•	An increase in the number of growing days to harvest of 5% would result in the biological assets value decreasing by $56,546

At December 31, 2018 management has quantified the sensitivity of the inputs and has determined the following:

•	A decrease in the selling price per gram by 5% would result in the biological assets value decreasing by $54,661.
•	A decrease in the harvest yield per plant of 5% would result in the biological assets value decreasing by $37,765.
•	An increase in the number of growing days to harvest of 5% would result in the biological assets value decreasing by $40,179

Biological assets are measured using Level 3 inputs, and therefore are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

All of the plants are to be harvested as agricultural produce (cannabis flower) and at March 31, 2019, the biological assets were on average 56% completed for HPI plants, and 46% for IGM plants.

Mother plants, or bearer plants, are plants grown for the purpose of taking cuttings in order to grow additional plants of the same type as the bearer plant. Bearer plants are critical to the success of the business, however are not measured for accounting purposes. Bearer plants are plants that once mature are held strictly to grow produce over their useful life.

Unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations in the related period.

4FRONT HOLDINGS LLC
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the Three Months Ended March 31, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

5.	NOTES RECEIVABLE AND ACCRUED INTEREST FROM RELATED PARTIES

The Company held various notes receivable totaling $14.9 million and $12.6 million at March 31, 2019, and December 31, 2018, respectively, from related parties that hold cannabis licenses or control real estate that can be used for a cannabis facility. The parties are related because a Company executive is a member of the Board of Managers or the Board of Directors of the party, or employees of the Company have a significant ownership of the party. The notes are due on demand, and interest rates range from 0% to 18%. The notes require no payments prior to demand, and the Company does not expect to demand repayment on any note prior to the dispensaries or production facilities becoming operational. The notes are expected to be repaid from cash flows from the dispensaries and production facilities once they open. The current portion of these notes is $730,000 as of March 31, 2019, which is the amount that is expected to be repaid from the cash flow of the dispensaries within the next year. See Note 15 for additional information on the notes receivable.

6.	INTANGIBLE ASSETS AND GOODWILL

At March 31, 2019 and December 31, 2018, the Company held intangible assets as follows:

		March 31,	December 31,
	Life	2019	2018

Production & dispensary licenses		$18,741,003	$18,741,003
Customer relationships	5 years	2,900,000	2,900,000
Non-competition agreement	3 years	150,000	150,000
Non-competition agreement	2 years	100,000	100,000
Trademarks	1 year	100,000	100,000
Total identifiable intangible assets		21,991,003	21,991,003

Goodwill		12,290,562	6,065,518

Less accumulated amortization		(292,500)	(97,500)

Total Intangible Assets		$33,989,065	$27,959,021

The Company’s management has determined that the cannabis licenses and goodwill have indefinite useful lives and are not amortized. Intangible assets with indefinite useful lives are reviewed for impairment at least annually. No impairment has been recognized through the three months ended March 31, 2019 nor March 31, 2018. For the three months ended March 31, 2019 and 2018, $195,000 and $0, respectively in amortization was recognized and is included in Other Expense in the Consolidated Statements of Operations.

4FRONT HOLDINGS LLC
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the Three Months Ended March 31, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

7.	PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, at cost less accumulated depreciation as of March 31, 2019, and December 31, 2018:

	Buildings	Building Improvements	Furniture, Equipment, And Other	Leasehold Improvements	Total
Cost
Balance, December 31, 2018	$674,259	$2,586,325	$2,557,518	$8,935,918	$14,754,020
Additions	-	91,846	319,009	451,001	861,856
Acquisitions	-	-	12,429	60,316	72,745
Balance March 31, 2019	$674,259	$2,678,171	$2,888,956	$9,447,235	$15,688,621

Accumulated Depreciation
Balance, December 31, 2018	$11,674	$173,902	$278,972	$708,669	$1,173,217
Depreciation	2,001	33,949	206,619	127,630	370,199
Balance March 31, 2019	$13,675	$207,851	$485,591	$836,299	$1,543,416

Net Book Value
December 31, 2018	$662,585	$2,412,423	$2,278,546	$8,227,249	$13,580,803
March 31, 2019	$660,584	$2,470,320	$2,403,365	$8,610,936	$14,145,205

Depreciation of property and equipment is computed using the straight-line method over the asset’s estimated useful life. Depreciation expense for the three months ended March 31, 2019, and 2018 was $370,199 and $39,034, respectively, of which $112,290 and $0 respectively, is included in cost of goods sold.

4FRONT HOLDINGS LLC
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the Three Months Ended March 31, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

8.	ACQUISITION OF SUBSIDIARIES

On February 22, 2019, the Company completed an acquisition of PHX Interactive, LLC., an entity that manages and lends to Greens Goddess Products, Inc., a cannabis license holder and dispensary operator in Phoenix, Arizona. The purchase price was $6 million and $3.35 million was paid in cash and $2.5 million was paid in kind by issuing 5,136.11 Class F units. The remaining $150,000 is held by the Company and will be used to pay income taxes for 2018 or will be paid to the sellers. In March 2019, the Company settled certain legal matters on behalf of the sellers for approximately $350,000. The Company has agreed to defend certain other legal actions against the sellers and PHX Interactive, LLC. and will record a liability for the estimated costs to defend and settle these legal actions. This legal liability will be included in the purchase price accounting for the acquisition.

The transaction is accounted for by the Company as a business combination, with the results included in the Company’s net earnings from the date of acquisition. The assets acquired and the liabilities assumed have been recorded by the Company at fair value as determined by the Company.

The following table summarizes the preliminary purchase price allocation:

Cash	$101,567
Inventory	90,754
Property and Equipment	72,754
Deposit	2,000
Goodwill	6,225,044
Accounts Payable	(137,428)
Accrued Liabilities	(14,765)

Fair value of net assets acquired	$6,339,917

Cash Consideration	$3,359,857
Payables issued	305,060
Equity paid in kind	2,675,000

Fair value of consideration	$6,339,917

Prior to the acquisition, PHX Interactive LLC did not formally charge Greens Goddess Inc. for management services provided. Thus the Pro-forma Results for Holdings and PHX Interactive LLC are not meaningful and are not included.

Acquisition costs, of $40,587, were excluded from the consideration transferred, and were included in Selling, General and Administrative Expenses in the period in which they were incurred.

The purchase price allocation is preliminary and the Company has up to one year to make adjustments to the purchase price allocation.

4FRONT HOLDINGS LLC
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the Three Months Ended March 31, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

9.	LEASE LIABILITY

As of March 31, 2019 the lease liability consisted of the following:

Balance as of January 1, 2019 (see Note 2)	$4,722,196
Additions	-
Amortization of Lease Liability	(103,950)
Balance as of March 31, 2019	$4,618,246
Lease Liability – Current	$514,529
Lease Liability – Long term	$4,103,717

The Company has lease liabilities for leased real estate for dispensaries, production facilities and one equipment lease. The incremental borrowing rate for the Company at January 1, 2019 was 10.25%.

10.	NOTES PAYABLE TO RELATED PARTIES

On December 24, 2018, the Company received an $8 million line of credit from Cannex to be used prior to the completion of the merger. In March 2019 this line of credit was increased to $13 million. This line can be used for general corporate expenses and for acquisitions. The interest rate on the loan is 5.5% per annum. If the merger is cancelled, then the balance on the line of credit must be repaid within 90 days from the date of cancelation. As of March 31, 2019, the entire $13 million had been advanced to the Company.

11.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

For three months ended March 31, 2019 and 2018, selling, general and administrative expenses were comprised of:

	2019	2018

Salaries & Benefits	$2,142,403	$526,126
Merger with Cannex Expenses	851,018	-
Share-Based Compensation	459,180	121,930
Marketing and Advertising	416,123	67,564
Legal Expenses	411,338	232,775
Depreciation Expense	252,713	39,034
Profession Services	233,589	178,730
Information Technology Expenses	228,294	8,527
Travel	207,419	40,825
Audit and Tax Services	199,148	41,323
Amortization of Intangible Assets	195,000	-
Licensing Expenses	121,312	42,697
Other	508,287	354,825
Total	$6,225,824	$1,654,356

4FRONT HOLDINGS LLC
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the Three Months Ended March 31, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

12.	MEMBERS’ EQUITY

From February 2018 through June 2018, the Company completed a financing of Class D units for proceeds of $13.4 million. The price of all Class D units was $442.50. The Class D units receive a preferred return of 5% that has a preference that is similar to the Class A units. After the Class A units and the Class D units receive their full preferred return, the Class D units participate with the Class B and the Class C units in any additional distributions except that the Class D units additional distributions are reduced by the value of the Class D preferred return. The Class D units have a right to elect one Manager who will sit on the Board of Managers.

On March 19, 2019, the Company, through an affiliate, purchased the remaining 5% interest in 4Front PM Investco LLC from a non-controlling interest by issuing 233 Class F units with a value of $113,413. The carrying value of the non-controlling interest on March 19, 2019 was $121,977, resulting in an increase in Contributed Capital on the Consolidated Statements of Members’ Equity of $8,564.

On March 19, 2019, the Company, through an affiliate, purchased the remaining 5% interest in 4Front CIHI Investco LLC from a non-controlling interest by issuing 254 Class F units with a value of $123,635. The carrying value of the non-controlling interest on March 19, 2019 was $86,629 resulting in a decrease in Contributed Capital on the Consolidated Statements of Members’ Equity of $37,005.

On March 19, 2019, the Company, through an affiliate, purchased a 5% interest in Mission Maryland LLC from a non-controlling interest by issuing 171 Class F units with a value of $83,234. The carrying value of the non-controlling interest on March 19, 2019 was a deficit of $14,600 resulting in a decrease in Contributed Capital on the Consolidated Statements of Members’ Equity of $97,835.

On March 25, 2019, the Company, through an affiliate, purchased the remaining 34.6% interest in Adroit Consulting Group, LLC from non-controlling interests by issuing 2,062 Class F units with a value of $1,003,554. The carrying value of the non-controlling interest on March 25, 2019 was $598,241 resulting in a decrease in Contributed Capital on the Consolidated Statements of Members’ Equity of $405,313.

On March 25, 2019, the Company, through an affiliate, purchased the remaining 40% interest in Old State Line Consulting Group LLC from non-controlling interests by issuing 2,052 Class F units with a value of $998,811. The carrying value of the non-controlling interest on March 25, 2019 was $308,911 resulting in a decrease in Contributed Capital on the Consolidated Statements of Members’ Equity of $689,900.

4FRONT HOLDINGS LLC
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the Three Months Ended March 31, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

13.	NON-CONTROLLING INTEREST

Non-controlling interest is shown as a component of total members’ equity on the Consolidated Statements of Financial Position, and the share of income (loss) attributable to non- controlling interest is shown as a component of net income (loss) in the Consolidated Statements of Operations.

During the three months ended March 31, 2019 and 2018, non- controlling interests contributed $0 and $22,500 to 4Front PM InvestCo LLC. This capital contribution was required per the operating agreement.

14.	SHARE-BASED COMPENSATION

During the three months ended March 31, 2019 and 2018, the Company granted 2,500 and 0 in new Class C units, respectively The Company recognized share-based compensation of approximately $145,709 and $0 during the three months ended March 31, 2019 and 2018, respectively, for these new Class C units.

The fair value of the Class C units granted in 2019 and 2018 was estimated using the Black- Scholes model, using various assumptions regarding (a) the expected holding period, (b) the risk-free rate of return, (c) expected dividend yield on the underlying units, (d) the expected volatility in the fair value of the Company’s equity, and was calculated based on the grant agreement terms, which included a hurdle amount to be exceeded before participation in returns.

The expected holding period represents the period of time that the units are expected to be outstanding. The units were assumed to remain outstanding until the Company experienced a change in control of ownership (CIC) or an initial public offering (IPO). The units vest based on continued employment with the Company. The risk-free rate of return for periods approximating the expected holding period of the units was based on the U.S. constant maturity treasuries yield in effect at the grant date. A dividend yield was assumed based on the 6% preferred return for the Class A units. Because the Company’s equity was privately held and was not traded in an active market, the Company used the historical volatility of the share values of publicly traded companies within similar industries as the Company as a surrogate for the expected volatility of equity

The key assumptions used for grants awarded in 2019 and 2018 were as follows:

Expected holding period – 5 years and 1 years for grants on or after November 28, 2018

Risk–free rate of return – 1.2%

Expected volatility – 70.0%

4FRONT HOLDINGS LLC
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the Three Months Ended March 31, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.	SHARE-BASED COMPENSATION (Continued)

Share-based compensation cost is recognized by amortizing the grant-date fair value of the share based awards, less estimated forfeitures, on a straight-line basis over the requisite service period of each award. Share-based compensation is included in selling, general and administrative expenses in the accompanying consolidated statement of operations. Total share-based compensation expense for the three months ended March 31, 2019 and 2018 was $459,180 and $121,930, respectively. As of March 31, 2019 and December 31, 2018, there was approximately $1,121,000 and $1,264,000 respectively of unrecognized compensation cost related to outstanding share-based awards, which is expected to be recognized subsequent to March 31, 2019. Total unrecognized compensation cost will be adjusted for estimated forfeitures.

15.	RELATED PARTIES

(a)	Key management personnel compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Managers, who control approximately 50% of the Class A, Class B and Class C units of the Company. Compensation provided to key management for the three months ended March 31, 2019 and 2018 is as follows:

	2019	2018

Short-term employee benefits	$345,000	$240,000
Share-based compensation	72,000	11,000
	$417,000	$251,000

(b)	Related party transactions

The Company has issued notes receivable to certain related parties that hold or have applied for cannabis licenses or that have secured real estate that can be used for a cannabis facility. The Company’s strategy is to provide financing and real estate to related parties that own cannabis licenses where the Company has an economic interest through contracts. When related party cannabis operations open, cash flow is expected to be used to repay the loans and accrued interest. The Company has evaluated the value of the net assets of these related parties, including the cannabis licenses, and has determined that the value of the net assets is in excess of the loans and accrued interest outstanding at March 31, 2019 and December 31, 2018. The details of these notes receivable to related parties are as follows:

The Company holds notes receivable from Mission MA Inc. which is related because executives of the Company sit on the board of directors. As of March 31, 2019 and December 31, 2018, principal on the notes receivable from Mission MA Inc. totaled $9,550,086 and $8,198,446, respectively, and accrued interest totaled $1,368,564 and $995,047 . Mission MA Inc. has used the proceeds from the notes to build a cannabis dispensary and a cultivation facility in Worcester Massachusetts and opened the dispensary to medical patients in May 2019. They are expected to receive an adult use license in the third quarter of 2019.

4FRONT HOLDINGS LLC
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the Three Months Ended March 31, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

15.	RELATED PARTIES (Continued)

The Company holds notes receivable from Premium Medicine of Maryland, LLC. At March 31, 2019 and December 31, 2018, there was 1,438,235 and $1,367,822 in principal receivable and $92,400 and $68,400 in accrued interest. Premium opened a cannabis dispensary in Maryland in October 2018.

The Company holds notes receivable from Chesapeake Integrated Health Institute, LLC (CIHI). At March 31, 2019 and December 31, 2018, there was $525,000 in principal receivable for both periods and $60,300 and $55,300 respectively for accrued interest from CIHI. CIHI opened a dispensary in Maryland in April 2019.

The Company holds notes receivable from Mission New Jersey LLC. At March 31, 2019 and December 31, 2018 there was $703,232 and $529,197 respectively in principal receivable and interest was not charged.

The Company holds notes receivable from Evergreen Farms Inc. At March 31, 2019 and December 31, 2018, there was $59,994 and $45,837 in principal payable respectively and interest was not charged.

The Company holds notes receivable from Regatta Partners LLC. At March 31, 2019 and December 31, 2018, there was $284,850 and $272,850 in principal payable respectively and interest was not charged.

As of March 31, 2019 and December 31, 2018, the Company holds notes receivable of $832,793 and $549,052, respectively, from various other entities that hold cannabis licenses, have applied for cannabis licenses, or hold interests in real estate that can be used for cannabis operations. These entities are related parties because one or more employee of the Company has an ownership in the entity.

These transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

16.	COMMITMENTS AND CONTINGENCIES

Contingencies – The Company’s operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulation at March 31, 2019 and December 31, 2018, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

4FRONT HOLDINGS LLC
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the Three Months Ended March 31, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.	COMMITMENTS AND CONTINGENCIES (Continued)

Cannabis is still considered a Schedule 1 substance under the Controlled Substance Act. As such, there is an inherent risk related to the federal government’s position on cannabis; additionally, the risk exists, due to the Company’s business in cannabis, that third party service providers could suspend or withdraw services and as well as the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.; however, the Company has deemed it not reasonable to estimate a potential liability related to the possible enforcement of laws against the medical cannabis industry.

The Company is currently in a dispute with regulators in Massachusetts regarding the transfer of a cannabis license for a dispensary. The Company believes that it is in compliance and expects to settle the dispute by the end of 2019.

Legal Matters – The Company is involved in certain disputes arising in the ordinary course of business. Such disputes, taken in the aggregate, are not expected to have a material adverse effect on the Company.

During 2017, the Company was in a legal dispute with two former consulting clients whom the Company performed services for since 2015. The parties agreed to arbitration, and a final decision by a Panel of the American Arbitration Association on November 27, 2018, has found that one of the consulting clients is liable to the Company in the amount of $5.5 million and the other consulting client is liable to the Company in the amount of $3.8 million. The $3.8 million was paid in April 2019 and the $3.8 million was recorded in Other Income in the 2018 consolidated statement of operations. Due to uncertainty regarding payment of the $5.5 million, the Company has not recognized an asset for the damages for this decision.

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash, other receivables, notes receivable and accrued interest from related parties, accounts payable, other current liabilities, notes payable, notes payable to related parties, and convertible notes. The carrying values of these financial instruments approximate their fair values as of March 31, 2019 and December 31, 2018.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 – Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the three months ended March 31, 2019 and the year ending December 31, 2018.

4FRONT HOLDINGS LLC
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the Three Months Ended March 31, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

The following table summarizes the Company’s financial instruments as of March 31, 2019:

		Other
	Loans and	Financial
	Receivables	Liabilities	Total
Financial Assets:
Cash	$3,831,375	$-	$3,831,375
Notes Receivable and Accrued Interest	14,920,453	-	14,920,453
Financial Liabilities:
Accounts Payable	-	1,304,348	1,304,348
Accrued Liabilities	-	961,628	961,628
Taxes Payable	-	991,587	991,587
Notes Payable and Accrued Interest		9,352,142	9,352,142
Notes Payable & Accd Interest Related Parties		13,073,943	13,073,943
Lease Liability		3,999,321	3,999,321

The following table summarizes the Company’s financial instruments as of December 31, 2018:

		Other
	Loans and	Financial
	Receivables	Liabilities	Total
Financial Assets:
Cash	$1,262,733	$-	$1,262,733
Notes Receivable and Accrued Interest	12,611,951	-	12,611,951
Financial Liabilities:
Accounts Payable	-	1,283,279	1,283,279
Accrued Liabilities	-	667,409	667,409
Taxes Payable	-	647,846	647,846
Notes Payable and Accrued Interest		9,198,014	9,198,014
Lease Liability		87,538	87,538

(a)	Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instruments related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

4FRONT HOLDINGS LLC
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the Three Months Ended March 31, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

(b)	Credit Risk

Credit risk is the risk of a potential loss to the Company if a third party or a related party to a financial instrument fails to meet its contractual obligations. As of March 31, 2019 and December 31, 2018, the maximum credit exposure related to the carrying amounts of Notes Receivable and Accrued Interest from Related Parties were $14.9 million and $12.6 million, respectively.

The Company maintains cash with federally insured financial institutions. As of March 31, 2019 and December 31, 2018, the Company exceeded federally insured limits by approximately $3.0 million and $0.5 million, respectively. The Company has historically not experienced any losses in such accounts.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to raise sufficient capital to settle obligations and liabilities when due.

In addition to the commitments outlined in Note 10, the Company has the following contractual obligations:

	<1 Year	1 to 3 Years	3 to 5 Years	Greater than 5	Total

Accounts Payable and Accrued Liabilities	$2,265,976	$-	$-	$-	$2,265,976

Deferred Rent	2,496	-	-	-	2,496

Notes Payable	$22,426,085	-	-	-	$22,426,085

(d)	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company keeps cannabis inventory levels at their dispensaries low to manage the risk of falling inventory values.

18.	SEGMENT INFORMATION

Operating segments are components of the Company that engages in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with other components of the Company), the operations of which can be clearly distinguished, and the operating results of which are regularly reviewed by the chief operating decision maker (“CODM”) for the purposes of resource allocation and assessing its performance.

4FRONT HOLDINGS LLC
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the Three Months Ended March 31, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

18.	SEGMENT INFORMATION (Continued)

Company’s operating results are divided into two reportable operating segments plus corporate. The two reportable operating segments are cannabis and consulting. The Company primarily operates in the cannabis segment which includes building and operating dispensaries and production facilities. The Consulting segment serves third parties and includes application services to help secure licenses, implementation services to assist license holders with opening dispensaries, and ongoing fees from existing contracts.

Significant Judgement

Operating segments are determined based on internal reports used in making strategic decisions that are reviewed by the CODMs. The Company’s CODMs are the Chief Executive Officer, Chief Operating Officer and the Chief Financial Officer.

3 Months ended March 31,
2019	Cannabis	Consulting	Corporate	Total
Revenue	$3,497,277	$59,602	$-	$3,556,879
Gross profit	1,660,578	59,602	-	1,720,181
Net income (loss)	(510,558)	59,602	(4,480,946)	(4,931,902)

3 Months ended March 31,	Medical
2018	Cannabis	Consulting	Corporate	Total
Revenue	$59,368	$116,453	$-	$175,821
Gross profit	(253,911)	116,453	-	(78,090)
Net income (loss)	(626,831)	116,453	(1,421,627)	(1,932,005)

19.	SUBSEQUENT EVENTS

As of the report date, the Company has completed the purchase of all non-controlling interests in Illinois Grown Medicine LLC, Harborside Illinois Grown Medicine Inc., MMA Capital LLC, Mission Maryland LLC, and 4Front Management Associates, LLC. Class F shares were issued for all of these interests. The only remaining non-controlling interest as of the report date is in Silver Spring Consulting Group LLC.

On April 15, 2019, the Company completed an acquisition of Om of Medicine LLC, an entity that owns a cannabis license in Michigan and operates a dispensary in Ann Arbor. The purchase price was $5.7 million, $0.4 million was paid in cash, $0.9 million will be held by the Company to pay future taxes, other expenses, or payments to the sellers, and the remaining $4.4 million was paid in kind with the issuance of 9,039.54 Class F units. The Company will pay up to $6.0 million in additional cash contingent on the future gross sales of Om of Medicine LLC.

4FRONT HOLDINGS LLC
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the Three Months Ended March 31, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.	SUBSEQUENT EVENTS (Continued)

On May 10, 2019 the Company, through a whole-owned subsidiary, received a $50 million loan from LI Lending LLC. Per the loan agreement, the lender can advance up to $45 million immediately. The advanced funds are kept in a bank account that is owned by the Company, but in which control can be assumed by the lender in the event of default on the loan. The funds can be used for permitted uses which include the acquisition and development of real estate to be used for cannabis operations. The loan matures in five years and has an interest rate of 10.25%.